Exhibit 99.1
ArcelorMittal completes acquisition of strategic stake in Vallourec

06 August 2024, 07:30 CET

ArcelorMittal today announces that following the signature of a Share Purchase Agreement on 12 March 2024, and after the approval of relevant antitrust authorities and clearances under foreign investment regulations, it has completed the acquisition of 65,243,206 shares, representing c.28.41% equity interest in Vallourec, for €14.64 per share from funds managed by Apollo Global Management Inc., for a total consideration of approximately €955 million, subject to successful completion of the settlement.
Following completion of this transaction, the appointment of Mr. Genuino Magalhaes Christino (Chief Financial Officer, ArcelorMittal) as director of Vallourec will become effective, Keith Howell (Chief Operating Officer, ArcelorMittal USA) will be appointed as director of Vallourec, and Aditya Mittal as observer of Vallourec, subject to successful completion of the settlement.

ArcelorMittal does not intend to launch a tender offer for Vallourec’s remaining shares over the next six months and will inform the market should this intention change.

Commenting, Aditya Mittal, CEO, ArcelorMittal, said:

“Vallourec is well established as a producer of high-quality tubular products, holding a prime position in an attractive market segment that has potential for growth from new, clean energy markets. The strategic stake is a welcome addition to our investment portfolio, and we look forward to supporting Vallourec’s management team in their efforts to drive further performance improvement.

“It also supports our ongoing efforts to grow our business. The acquisitions we have made in recent years in Brazil and the US are performing well and progress with our suite of organic growth projects continues apace, with several due to complete this year. These initiatives will significantly strengthen our business, expanding our product capabilities and emerging markets exposure while enhancing our earnings capacity.”

ENDS

About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 15 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia, including India, through its joint venture AM/NS India.
1 Stake prior to preferred shares conversion into ordinary shares that will vest as a result of the completion of the Apollo block acquisition

ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2023 generated revenues of $68.3 billion, produced 58.1 million metric tonnes of crude steel and 42.0 million tonnes of iron ore.
Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS). For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com.

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com